Filed by Peoples Energy Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Peoples Energy Corporation
Commission File No. 1-5540

The following is a Transition Update sent to employees via email on October 30, 2006.

Transition Update

October 27, 2006

Answers to Your Questions on the Special Severance Plan

We received many questions in response to the recently announced Severance Plan. The answers listed below provide more information concerning the severance benefit and eligibility rules.

Q: Will there be any early retirement window before the new company begins reorganizing departments?

A: No. The company has no plans to offer an early retirement window, nor to enhance the current retirement benefit. We are striving to retain a knowledgeable and experienced workforce.

Q: Will there be any special bridge to retirement for any employee who is terminated and is a couple of years away from retirement eligibility?

A: No. The plan allows the actual severance weeks to count toward any retirement eligibility date (vesting, minimum age, rule of 85, etc.).

Q: The information on calculating a severance benefit is confusing. Can you clear this up and provide some examples?

A: Eligible employees will receive two weeks of pay for every full year of service, plus an additional week of pay for every full $15,000 in base salary. The company will guarantee that the minimum an employee would receive is 14 weeks of base pay. However, the maximum any employee will receive is 52 weeks of base pay.

Here are three examples that illustrate what an employee would receive:

Employee A has been with the company for 10 full years and makes $75,000.

10 years x 2 weeks  = 20 weeks of base pay
$75,000/ $15,000  =  5 weeks of base pay
Total   = 25 weeks of base pay

Severance benefit:  25 weeks of base pay

Employee B has been with the company for 1 year and makes $50,000.

1 year x 2 weeks = 2 weeks of base pay
$50,000/ $15,000 = 3 weeks of base pay
Total   = 5 weeks of base pay

Severance benefit:  14 weeks of base pay*
* Even though the employee’s service and salary only equal 5 weeks, the company will guarantee a minimum of 14 weeks of base pay.

Employee C has been with the company for 30 full years and makes $150,000.

30 years x 2 weeks  = 60 weeks of base pay
$150,000/ $15,000 = 10 weeks of base pay
Total   = 70 weeks of base pay

Severance benefit:  52 weeks of base pay*
* Even though the employee’s service and salary equal 70 weeks, the company will pay a maximum of 52 weeks of base pay.

Q: Will I receive a lump sum payment for medical coverage if I am not currently enrolled in any plan with my company?

A: No. To receive a taxable lump sum payment to help cover medical premiums, an employee must be participating in the medical plans the companies offer.

Q: Will the company enroll me in COBRA coverage for my medical benefit, or will I need to do that myself?

A: It will be the employee’s responsibility to enroll in COBRA. The company will pay the employee a lump sum equal to six months of their current medical premiums. This payment is considered taxable income.

Q: If I receive the lump sum payment for medical coverage, am I required to sign up for medical coverage under COBRA?

A: No. You can use the money for any purpose.

Q: Will I be eligible for unemployment compensation? Will the company contest my unemployment claim?

A: Each state will decide an employee’s eligibility for unemployment compensation. Such claims are unlikely to be contested, but, where state law allows, the company will request that any severance payments be used by the unemployment office to determine the first day of eligibility for unemployment compensation benefits.

Q: If I receive a severance payment and I am currently eligible for retirement, will my pension be reduced by the amount of severance I receive?

A: No. Your pension is a standalone benefit, protected by federal law, and is not affected in any way by a severance payment.

Q: To receive a severance payment, will I need to sign anything?

A: Yes. To receive severance benefits, an employee must sign an agreement that is called a “Separation Agreement and Release of Claims.” This is a binding agreement between the company and the employee. Under this agreement, the employee releases the company from any claims in connection to their employment in exchange for the severance payment.

Q: The term “base salary” or “base wages” has been used. What does that mean?

A: When the company calculates a severance benefit, it will only use the employee’s current hourly rate or salary to do so. Overtime, incentive payments, bonuses, or other special premium payments will not be used in determining payments under this severance plan.

Q: What are my options if I am offered a job at the same pay as I am currently making, but that is located more than 50 miles away from my current job?

A: You would not have to take the job. If you declined the position, you would be eligible for the severance benefit. To be considered “comparable,” the job must be located within a 50-mile radius of your current job and at the same or higher base pay.

Q: If I accept a job that is offered to me and I later change my mind, would I still be eligible for a severance benefit?

A: No. Under the terms of the program, once an employee accepts a comparable job, the severance benefit would no longer be available.

Q: Will there be any document that provides us with detailed information on this special severance plan?

A: Yes. Once the new company becomes a legal entity (which will happen after the transaction closes), we will publish a “Summary Plan Description” document, or SPD, that provides details on the severance benefit. The SPD will be available to employees on the company’s intranet.

Q&A on the New Organizational Design

There were a number of questions about the process and rules that will be used in staffing reorganized departments. Questions include:

•	How are jobs going to be filled,
•	Will employees be included in the process,
•	How will employees be notified of staffing decisions, etc.

Q: The new structure has more leaders from WPS than from Peoples Energy. Can you explain this disparity?

A: The new structure seeks the right people for the job, regardless of their current role or employer. Integrys is fortunate to have a strong pool of leaders to draw from. Peoples Energy’s leadership has been actively involved in the organizational design process, and several Peoples Energy leaders have been named to important leadership positions, including:

•	Tom Nardi, President of the Services Company

•	Peter Kauffman, Corporate Secretary and Chief Governance Officer

•	Desiree Rogers, President, Peoples Gas & North Shore Gas

•	Rodrigo Sierra, V.P., Government Relations and Community Affairs

•	Steve Nance, President, Peoples Energy Production

There are still more than a dozen positions at Level 3 that have not yet been filled, and, while candidates from both companies are being evaluated for these positions, it is unlikely that the final selection will represent an equal balance of WPS and Peoples Energy leaders. Our goal is to hire the most qualified candidate for each position, regardless of previous company affiliation.

Q: What experience does the WPS leadership have in the gas industry? How will WPS manage an old cast iron or ductile iron system without experienced personnel?

A: WPS, like Peoples Energy, has been in the energy business for more than 100 years. Moving forward, Larry Borgard’s group of experienced leaders will draw upon the gas operations experience throughout Integrys. Our combined experience with both older and newer systems will allow the integrated company to continue to provide safe and reliable energy delivery.

Q: With WPS’ limited experience with Chicago unions, how will it negotiate contracts in Peoples Gas and North Shore Gas’ territories to prevent a strike?

A: The new leadership will maintain existing relationships with local 18007 at Peoples Gas and local 2285 at North Shore Gas. WPS Resources has taken a collaborative approach with the unions and has been successful in working through issues and opportunities. The new leadership team remains committed to this approach.

Q: Will the gas delivery function in Wisconsin Public Service (WPSC) stay with WPSC or will it go to the operation to be headed by Larry Borgard with the other gas companies?

A: Given the change in the way WPS views delivery, a lot of people may be wondering the same thing. Regarding natural gas delivery, we envision three distinct areas: gas supply, gas engineering and field operations. Field operations employees will see very little change to their roles and responsibilities. They will continue to be employees of WPSC, Michigan Gas Utilities or Minnesota Energy Resources Corp., and will report to leaders at their respective companies.

Q: Under the new structure, will the existing Gas Engineering group support the engineering function in Integrys or is another group going to be formed to do that?

A: The organizational design rolled out on October 9 envisions engineering and supply services that serve all of Integrys' gas businesses. While these employees may report (solid line) to the Gas Group, today's WPSC employees in Gas Engineering and Gas Supply will continue to be located where they are right now and serve predominantly WPSC as they do today (dotted line to WPSC). The difference? Their functional direction will come from the Gas Group, an effort to achieve synergies and promote best practices across all of our gas businesses.

Q: What is the difference in the two “Customer Services” - one in Gas Services group and one in Wisconsin Public Service Corp.? Is it temporary?

A: The main differences are these: Customer services for Michigan Gas Utilities and Minnesota Energy Resources Corp. are outsourced through Alliance Data; Wisconsin Public Service Corp.’s customer services combine natural gas and electric services; and Peoples Gas and North Shore Gas provide their own customer services. It’s less disruptive at this time to leave these services as they are today than to pull them apart or centralize them all. Over time, it might make sense to centralize some of customer service areas, as we get a clearer picture of the optimal, long-term solution for our customers.

Q: How do people express their interest in a Level 3 position and below?

A: Candidates for the open Level 3 positions will be nominated by current executives. Additional names may be added by the two company’s HR departments.

Q: What’s the process for filling the remaining Level 3 positions?

The 14 remaining Level 3 positions within Integrys will be filled using the six-step Assessment & Selection process described in the organizational design announcement that was distributed earlier this month. If all goes according to schedule, the remaining Level 3 leaders will be announced in mid December. Here’s a simplified overview:

1.	Background preparation: An HR representative and the hiring executive (Level 2 leader) create the job profile, screening criteria and an interview guide for all open positions.

2.	Candidate screening: Candidates are then screened by comparing their backgrounds and experiences against position requirements. Part of the screening process also includes peer reviews.

3.
Interview process: Candidates on the final list participate in behavior-anchored interviews with the selection team. These interviews explore the candidates’ past performance as an indicator of potential future success.

4.
Candidate selections: The selection team reviews the candidates and scores them using a consistent process facilitated by the HR rep. The hiring executive determines the preferred candidate, naming a second or third back-up candidate, if necessary.

5.
Review and approval: The Chief Human Resources Officer, the HR representative and legal counsel assess all the selections to consider any adverse impacts on federal hiring laws. If necessary, the committee recommends changes to the appropriate hiring executive. Larry Weyers also reviews the final selections.

6.	Formal offer: The hiring executive informs the successful candidate, verifies acceptance of the offer and informs other candidates of the decision.

Q: What is the selection process for the Level 4 boxes and below?

A: Staffing positions below Level 3 depends in part on what organizational structure the Integration Teams recommend to the new leadership team. That structure and the appropriate selection process will be developed in parallel over the next two months.

Q: What are the next steps with each area’s organizational design? What support or facilitation will be provided? Should we create our own organization design teams?

A: The next steps rest with the Integration Teams. These teams are identifying processes within the existing organizations and will compare them to the new organization design to develop the optimal processes and sub-function design for Integrys. The Transition Committee will review the recommended processes over the next few months. From there, an integration plan will be created, which will then be implemented after the transaction closes.

Q: Are members of the Organizational Design team available for internal consulting for departmental design, rather than using an external consultant?

A: Yes, they are, as are any of the recently named Level 2 and Level 3 leaders. Kathy Donofrio, Suzan Murray and Greg Lower are key contacts for this. Contact any of them directly.

ViewPoint Survey Results Available Online

Many thanks to employees who participated in the recent ViewPoint survey. Those results are now available on the WPS-Peoples Energy Transition sites on PowerNet and PeoplesNet.

The results are generally positive and show a strong interest in the transaction. The HR Support Team will continue these ViewPoint surveys, but is changing the process a bit. The first survey was sent via e-mail to all administrative employees, but did not include union employees because of time constraints. The next survey will be sent later this month via e-mail to a randomly selected sample of administrative employees and via direct mail to randomly selected union employees.

There will also be fewer questions in subsequent surveys, focusing on elements of the transition that the HR Team considers essential to the success of the merger.

Transaction News

The merger process continues on schedule. A number of significant events have taken place recently, including:

o
The Public Service Commission of Wisconsin held its initial meeting on the transaction. There were a number of questions related to the merger and its potential impact on Wisconsin customers. The Transaction Team is responding to the Commission’s draft conditions.

o	Our teams are responding to data requests from the Illinois Commerce Commission and intervenors. The number of requests has declined recently, as we have worked diligently to provide data quickly.

o	Two Chicago City Council committees held a hearing recently. Among the issues raised by the council members, two stand out:

1.
Does the proposed merger require Peoples Gas to now enter into a franchise agreement? The company does not believe so since the legal entity serving Chicago will remain Peoples Gas. Peoples Gas serves the city under a perpetual and nonexclusive franchise that has been in effect since the 1850’s.

2.
Would Integrys consider adopting a rate freeze after the merger is complete? Peoples Energy had already intended to file a rate increase, but put those plans on hold to focus on the merger. The company is planning to file a rate case in early 2007.

The committees took no votes or other official action at the hearing.

o	Proxies to WPS Resources and Peoples Energy shareholders have been mailed. They should begin arriving this week. Shareholder meetings for both companies are planned for December 6, 2006.

The Department of Justice recently concluded its investigation (Hart-Scott-Rodino review) and had no questions or objections.

Do you have questions?

Remember, you can keep yourself informed in several ways. You can talk with your work group leader or supervisor. You can watch for future editions of Transition Update and suggest subjects we should include here. You can submit questions via e-mail: WPS employees to transition@wpsr.com and Peoples Energy employees via PeoplesNet and the “Answering Your Questions” link. And it’s a good idea to monitor our intranets for periodic updates.

Forward-Looking Statements
-----------------------------------

This document contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "expect," "intend," "may," "could," "project," "believe" and other similar words. Forward-looking statements are beyond the ability of WPS Resources and Peoples Energy to control and, in many cases, neither WPS Resources nor Peoples Energy can predict what factors would cause actual results to differ materially from those indicated by forward-looking statements. Please see WPS Resources' and Peoples Energy's periodic reports filed with the Securities and Exchange Commission (including their 10-Ks and 10-Qs) for listings of certain factors that could cause actual results to differ materially from those contained in forward-looking statements. All forward-looking statements included in this document are based upon information presently available, and neither WPS Resources nor Peoples Energy assume any obligation to update any forward-looking statements.

Additional Information
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This communication is not a solicitation of a proxy from any security holder of WPS Resources Corporation or Peoples Energy Corporation. WPS Resources Corporation has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") in connection with the proposed transaction. The registration statement includes a joint proxy statement of WPS Resources Corporation and Peoples Energy Corporation that also constitutes a prospectus of WPS Resources Corporation, which will be sent to the shareholders of WPS Resources Corporation and Peoples Energy Corporation. Shareholders are urged to read the joint proxy statement/prospectus and any other relevant document when they become available, because they will contain important information about WPS Resources Corporation, Peoples Energy Corporation and the proposed transaction. A definitive proxy statement will be sent to shareholders of WPS Resources Corporation and Peoples Energy Corporation seeking approval of the proposed transaction. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC's website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from WPS Resources Corporation upon written request to WPS Resources Corporation, Attention: Barth J. Wolf, Secretary and Manager - Legal Services, P.O. Box 19001, Green Bay, Wisconsin 54307-9001, or by calling (920) 433-1727, or from Peoples Energy Corporation, upon written request to Peoples Energy Corporation, Attention: Secretary, 130 East Randolph Drive, 24th Floor, Chicago, Illinois 60601, or by calling (312) 240-4366.

Participants in the Proposed Transaction
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WPS Resources Corporation, Peoples Energy Corporation and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of WPS Resources Corporation may be found in its 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on April 7, 2006. Information about the directors and executive officers of Peoples Energy Corporation may be found in its Amendment No. 1 to its 2005 Annual Report on Form 10-K filed with the SEC on December 14, 2005 and definitive proxy statement relating to its 2006 Annual Meeting of Shareholders filed with the SEC on January 6, 2006. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

Non-Solicitation
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This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.